EXHIBIT 99.2

Summary Financial Information

Year Ended December 2004

ABB Ltd
Summary Consolidated Income Statements

	January - December		October - December
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions, except per share data)
Revenues	$20,721	$20,427	$5,971	$5,357
Cost of sales	(15,757)	(15,928)	(4,643)	(4,171)
Gross profit	4,964	4,499	1,328	1,186
Selling, general and administrative expenses	(3,786)	(3,917)	(1,011)	(928)
Amortization expense	(45)	(31)	(11)	(7)
Other income (expense), net	(49)	(194)	(42)	(124)
Earnings before interest and taxes	1,084	357	264	127
Interest and dividend income	164	152	43	40
Interest and other finance expense	(387)	(569)	(109)	(116)
Income (loss) from continuing operations before taxes and minority interest	861	(60)	198	51
Provision for taxes	(311)	(245)	(66)	(191)
Minority interest	(102)	(66)	(37)	(17)
Income (loss) from continuing operations	448	(371)	95	(157)
Loss from discontinued operations, net of tax	(247)	(408)	(82)	(234)
Net income (loss)	$201	$(779)	$13	$(391)

Basic earnings (loss) per share:
Income (loss) from continuing operations	$0.22	$(0.30)	$0.05	$(0.11)
Net income (loss)	$0.10	$(0.64)	$0.01	$(0.29)

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$0.22	$(0.30)	$0.05	$(0.11)
Net income (loss)	$0.10	$(0.64)	$0.01	$(0.29)

ABB Ltd
Summary Consolidated Balance Sheets

	At December 31 2004	At September 30 2004	At December 31 2003
	(unaudited)	(unaudited)	(unaudited)
	(in millions, except share data)
Cash and equivalents	$3,676	$2,963	$4,783
Marketable securities and short-term investments	524	745	473
Receivables, net	6,330	6,310	6,049
Inventories, net	2,977	3,069	2,671
Prepaid expenses and other	1,688	1,571	1,794
Assets held for sale and in discontinued operations	155	180	4,981
Total current assets	15,350	14,838	20,751
Financing receivables, non-current	1,233	1,215	1,372
Property, plant and equipment, net	2,981	2,730	2,858
Goodwill	2,602	2,504	2,528
Other intangible assets, net	493	497	601
Prepaid pension and other employee benefits	549	554	564
Investments and other	1,469	1,471	1,727
Total assets	$24,677	$23,809	$30,401

Accounts payable, trade	$4,272	$4,034	$4,034
Accounts payable, other	1,437	1,321	1,395
Short-term borrowings and current maturities of long-term borrowings	633	632	1,644
Accrued liabilities and other	6,200	5,791	5,957
Liabilities held for sale and in discontinued operations	290	243	3,990
Total current liabilities	12,832	12,021	17,020
Long-term borrowings	4,901	4,562	6,290
Pension and other employee benefits	1,551	1,820	1,790
Deferred taxes	953	959	1,022
Other liabilities	1,083	1,084	1,077
Total liabilities	21,320	20,446	27,199
Minority interest	297	242	285
Stockholders’ equity:
Capital stock and additional paid-in capital	3,083	3,067	3,067
Retained earnings	1,961	1,948	1,760
Accumulated other comprehensive loss	(1,846)	(1,756)	(1,772)
Less: Treasury stock, at cost (11,611,529 shares at December 31, 2004, September 30, 2004, and December 31, 2003)	(138)	(138)	(138)
Total stockholders’ equity	3,060	3,121	2,917
Total liabilities and stockholders’ equity	$24,677	$23,809	$30,401

ABB Ltd
Summary Consolidated Statements of Cash Flows

	January - December		October - December
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Operating activities:
Net income (loss)	$201	$(779)	$13	$(391)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	633	585	195	150
Provisions	(144)	(728)	(8)	(3)
Pension and post-retirement benefits	55	21	(11)	(2)
Deferred taxes	3	47	8	176
Net gain from sale of property, plant and equipment	(36)	(26)	(10)	(3)
Loss on sale of discontinued operations	63	38	20	38
Other	167	411	28	147
Changes in operating assets and liabilities:
Marketable securities (trading)	43	13	1	(16)
Trade receivables	(160)	85	(4)	212
Inventories	(74)	238	357	344
Trade payables	(63)	(381)	(57)	(309)
Other assets and liabilities, net	274	303	348	326
Net cash provided by (used in) operating activities	962	(173)	880	669

Investing activities:
Changes in financing receivables	176	390	69	209
Purchases of marketable securities (other than trading)	(2,877)	(2,781)	(594)	(472)
Purchases of property, plant and equipment	(543)	(547)	(199)	(156)
Acquisitions of businesses (net of cash acquired)	(24)	(55)	(1)	(6)
Proceeds from sales of marketable securities (other than trading)	2,317	3,049	352	567
Proceeds from sales of property, plant and equipment	123	155	30	59
Proceeds from sales of businesses (net of cash disposed)	1,182	543	54	78
Net cash provided by (used in) investing activities	354	754	(289)	279

Financing activities:
Changes in borrowings	(2,752)	(1,016)	29	(795)
Treasury and capital stock transactions	(36)	2,675	—	2,519
Other	(17)	(56)	6	(78)
Net cash provided by (used in) financing activities	(2,805)	1,603	35	1,646

Effects of exchange rate changes on cash and equivalents	74	150	84	55
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	308	(80)	3	(78)
Net change in cash and equivalents - continuing operations	(1,107)	2,254	713	2,571
Cash and equivalents beginning of period	4,783	2,529	2,963	2,212
Cash and equivalents end of period	$3,676	$4,783	$3,676	$4,783

Interest paid	$382	$438	$74	$114
Taxes paid	$379	$238	$75	$81

ABB Ltd selected notes to summary consolidated financial information (unaudited)

(US$ in millions, except per share data)

Note 1  The summary consolidated financial statements and information

The summary consolidated financial statements and summary consolidated financial information are prepared on the basis of United States generally accepted accounting principles (US GAAP) and are presented in United States dollars ($) unless otherwise stated. The summary consolidated financial information does not include all necessary disclosures required by US GAAP. Data for orders and number of employees are shown as additional information and are not required disclosures under US GAAP.

Amounts in prior periods have been reclassified to conform to the Company’s current presentation.

The par value of capital stock is denominated in Swiss francs (CHF).

ABB Ltd (the “Company”) considers earnings before interest and taxes (operating income), which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest and loss from discontinued operations, net of tax, to be the most relevant measure of the Company’s and its divisions’ financial and operational performance. Accordingly, the Company evaluates itself and its divisions based on this measure.

Note 2  Significant divestitures

In January 2004, the Company sold its MDCV cable business, located in Germany, to the Wilms Group of Menden, Germany. The Company recorded $10 million of impairment charges on this divestment in loss from discontinued operations, net of tax, in the fourth quarter of 2003. No additional significant losses were recorded in the twelve months ended December 31, 2004, as a result of the sale of this business.

In March 2004, the Company completed the sale of its Swiss Building Systems business to CapVis Equity Partners AG, a Swiss private equity company, for approximately $39 million and bought a 10% ownership interest in a subsidiary of CapVis Equity Partners AG. The Company recorded a net gain of approximately $12 million from the sale of this business in other income (expense), net, in the first quarter of 2004.

In April 2004, the Company completed the sale of its Reinsurance business to White Mountains Insurance Group Limited, a Bermuda-based insurance holding company, receiving gross cash proceeds of $415 million (net cash of approximately $280 million), including $12 million received in July 2004. Consequently, in the twelve months ended December 31, 2004, the Company recorded a loss of $41 million in loss from discontinued operations, net of tax, related primarily to foreign exchange effects of the business from January 1, 2004, through the date of sale. For additional information see Note 3 – Discontinued operations and businesses held for sale.

In the second quarter of 2004, the Company sold a business in Sweden, formerly part of the Automation Technologies division, for $11 million, as well as investments in two U.S. technology businesses for $6 million, reporting a total gain on these divestments of $7 million in other income (expense), net, in the second quarter of 2004.

In July 2004, the Company completed the sale of the upstream part of its Oil, Gas and Petrochemicals division to a consortium of private equity investors consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC for an initial purchase price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price adjusted for unfunded pension liabilities of approximately $85 million and changes in net working capital. The Company recognized a $26 million net loss on the transaction. For additional information see Note 3 – Discontinued operations and businesses held for sale.

Note 3  Discontinued operations and businesses held for sale

During the fourth quarter of 2004, the Company classified most of its power lines business, part of the Power Technologies division, to discontinued operations.  The businesses that have been reclassified are in Brazil, which was abandoned in the fourth quarter of 2004, and Nigeria, whose sale was completed in January 2005.  Also reclassified is the business in Italy, whose sale is near completion, and Germany, which the Company believes will be sold within twelve months. These businesses had revenues of $117 million and $187 million and net losses of $75 million and $10 million for the years ended December 31, 2004 and 2003, respectively. The loss in 2004 relates primarily to writing down the net assets to fair value less costs to sell.

During the fourth quarter of 2004, the Company classified its foundry business, part of the Automation Technologies division, to discontinued operations. The Company believes this business will be sold during 2005. The foundry business had revenues of $41 million and $45 million in 2004 and 2003, respectively, and a net loss of $17 million in 2004 (2003 was break-even).

In January 2004, the Company agreed to sell the upstream part of the Oil, Gas and Petrochemicals businesses (Upstream business) to a consortium of private equity investors consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC (collectively, the Purchasers).  In July 2004, the Company completed the sale of the Upstream business for an initial purchase price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price adjusted for unfunded pension liabilities of approximately $85 million and changes in net working capital. On February 9, 2005, the Company and the Purchasers entered into a Settlement Agreement and Amendment (Settlement Agreement) finalizing the sales price. The Settlement Agreement contains provisions to indemnify the Purchasers with respect to certain incomplete projects. The Company believes the provisions it holds for such indemnified projects are adequate. The Company recognized a $26 million net loss on the transaction.

ABB Vetco Gray Inc. and ABB Vetco Gray Ltd., two of the Company’s subsidiaries that were sold as part of the Upstream business, pleaded guilty on July 6, 2004, to violation of the Foreign Corrupt Practices Act (FCPA) and paid an aggregate fine totaling $10.5 million. In addition, in July 2004, the Company agreed with the United States Securities and Exchange Commission to resolve civil charges relating to violations of the FCPA, including the payment of $5.9 million in allegedly unlawful profits.

As a result of the U.S. Third Circuit Court Ruling with respect to asbestos in December 2004, the Company determined it no longer met the accounting criteria required to continue to classify the remaining Oil, Gas and Petrochemicals business in discontinued operations. Therefore, as of the fourth quarter of 2004, the revenues and corresponding earnings before interest and taxes of the remaining Oil, Gas and Petrochemicals business were included in continuing operations for all periods presented. Additionally, the assets and liabilities of the remaining Oil, Gas and Petrochemicals business are no longer included in assets and liabilities held for sale and in discontinued operations but have been reclassified to the appropriate asset and liability lines in the balance sheet for all periods presented.

In April 2004, the Company completed the sale of its Reinsurance business to White Mountains Insurance Group Limited, a Bermuda based insurance holding company, receiving gross cash proceeds of $415 million (net cash of approximately $280 million). As a result of the anticipated sale, the Company recorded an impairment charge of $154 million in the fourth quarter of 2003. The Reinsurance business had a net loss of $41 million and $97 million in 2004 and 2003. The $41 million net loss related primarily to foreign exchange effects of the business in 2004 through the date of sale. The 2003 net loss of $97 million recorded in loss from discontinued operations, net of tax, includes a $154 million impairment charge, income from operations of approximately $72 million and an allocation of interest of $15 million in accordance with EITF 87-24, Allocation of Interest to Discontinued Operations. The impairment charge of $154 million was principally comprised of an asset write-down of $48 million, goodwill and other intangible write-offs of $89 million, expected selling costs of $25 million, deferred tax write-offs of approximately $16 million, offset in part by an accumulated foreign currency translation gain of $24 million.

Note 4  Borrowings

The Company’s total reported borrowings outstanding at December 31, 2004, September 30, 2004, and December 31, 2003, amounted to $5,534 million, $5,194 million, and $7,934 million, respectively.

During 2004, the Company bought back a portion of its public bonds with a total face value of $512 million. On July 29, 2004, the Company announced tender offers to repurchase all of the outstanding 300 million euro 5.375% bonds due 2005 and 475 million euro 5.125% bonds due 2006, being approximately 275 million euro and approximately 368 million euro, respectively. In conjunction with the tender offers, the Company convened bondholders meetings to vote on amendments to these bonds to allow the Company to call and redeem those bonds that were not tendered under the respective tender offer. Bonds validly tendered and accepted under the tender offers were settled on September 14, 2004. On September 9, 2004, bondholders approved the resolutions which gave the Company the option to redeem early the remaining outstanding instruments. The Company exercised its options and the remaining instruments were redeemed on September 29, 2004. As a result of these bond buybacks in the year ended December 31, 2004, total borrowings decreased by approximately $1,330 million.

In November 2003, as part of the capital-strengthening program, the Company entered into a new unsecured syndicated $1.0 billion 3-year revolving credit facility, which became available in December 2003 upon the fulfillment of certain conditions. No amount was drawn under this facility at December 31, 2004, September 30, 2004, or December 31, 2003.

In November 2004, the credit facility was amended, reducing the level of commitment fees paid and removing restrictions on the Company to redeem capital market instruments, such as bonds, having a maturity date beyond that of the credit facility.

The credit facility contains certain financial covenants in respect of minimum interest coverage, maximum net leverage and a minimum level of consolidated net worth. The Company is required to meet these covenants on a quarterly basis. As of December 31, 2004, the Company was in compliance with these covenants.

Note 5  Summary of consolidated stockholders’ equity

(in millions)
Stockholders’ equity at January 1, 2004		$2,917
Comprehensive income:
Net income	201
Foreign currency translation adjustments	26
Accumulated foreign currency translation adjustments allocated to divestment of businesses	20
Unrealized loss on available-for-sale securities, net of tax	(15)
Minimum pension liability adjustment, net of tax	(69)
Unrealized loss on cash flow hedge derivatives, net of tax	(36)
Total comprehensive income		127
Other		16
Stockholders’ equity at December 31, 2004 (unaudited)		$3,060

At December 31, 2004, the Company had 2,440,016,034 authorized shares. Of these, 2,070,314,947 shares are registered and issued, including 30,298,913 shares that are reserved for use in connection with the reorganization under Chapter 11 of the U.S. Bankruptcy Code of the Company’s U.S. subsidiary, Combustion Engineering, Inc. As these 30 million shares are presently held by one of the Company’s subsidiaries and carry no participation rights, these shares are not treated as outstanding for the purposes of the Company’s consolidated financial statements.

Note 6  Segment and geographic data

Segment data

	Orders received
	January - December		October - December
(in millions)	2004	2003	2004	2003
Power Technologies	$9,372	$7,682	$2,216	$1,971
Automation Technologies	11,334	9,691	2,722	2,570
Non-core activities	1,694	3,360	443	364
Corporate(1)	(711)	(1,032)	(165)	(179)
Total	$21,689	$19,701	$5,216	$4,726

	Revenues
	January - December		October - December
(in millions)	2004	2003	2004	2003
Power Technologies	$8,755	$7,598	$2,574	$2,178
Automation Technologies	11,030	9,628	3,168	2,684
Non-core activities	1,693	4,303	444	729
Corporate(1)	(757)	(1,102)	(215)	(234)
Total	$20,721	$20,427	$5,971	$5,357

	Earnings before interest and taxes (operating income)
	January - December		October - December
(in millions)	2004	2003	2004	2003
Power Technologies	$610	$595	$164	$174
Automation Technologies	1,027	738	281	218
Non-core activities	(46)	(467)	(31)	(118)
Corporate(1)	(507)	(509)	(150)	(147)
Total	$1,084	$357	$264	$127

	Depreciation and amortization
	January - December		October - December
(in millions)	2004	2003	2004	2003
Power Technologies	$214	$183	$59	$48
Automation Technologies	292	253	79	67
Non-core activities	41	73	31	18
Corporate	84	68	25	17
Total	$631	$577	$194	$150

	Capital expenditures(2)
	January - December		October - December
(in millions)	2004	2003	2004	2003
Power Technologies	$137	$120	$45	$42
Automation Technologies	186	154	68	55
Non-core activities	23	71	11	15
Corporate	54	57	30	29
Total	$400	$402	$154	$141

	Net operating assets
(in millions)	December 31, 2004	September 30, 2004	December 31, 2003
Power Technologies	$2,728	$2,836	$2,568
Automation Technologies	3,754	3,768	3,750
Non-core activities	2,156	1,727	2,166
Corporate	984	1,501	1,373
Total	$9,622	$9,832	$9,857

	Number of employees
	December 31, 2004	December 31, 2003
Power Technologies	40,400	38,300
Automation Technologies	54,600	53,900
Non-core activities	5,000	11,100
Corporate	1,600	3,100
Discontinued operations	900	10,100
Total	102,500	116,500

Geographic information

	Orders received (3)
	January -December		October- December
(in millions)	2004	2003	2004	2003
Europe	$11,009	$11,024	$2,535	$2,542
The Americas	3,797	3,227	1,004	830
Asia	5,013	3,460	1,079	975
Middle East and Africa	1,870	1,990	598	379
Total	$21,689	$19,701	$5,216	$4,726

	Revenues (3)
	January - December		October - December
(in millions)	2004	2003	2004	2003
Europe	$10,752	$10,963	$3,044	$2,727
The Americas	3,620	3,900	1,021	1,003
Asia	4,291	3,519	1,273	1,015
Middle East and Africa	2,058	2,045	633	612
Total	$20,721	$20,427	$5,971	$5,357

(1)          Includes adjustments to eliminate inter-division transactions.

(2)          Capital expenditures reflect purchases of fixed tangible assets.

(3)          Orders received and revenues have been reflected in the regions based on the location of the customer, which may be different from the ultimate destination of the products’ end use.